FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2017

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

The registrant hereby incorporates all parts, except for “Appendix 5 – Supplementary consolidated information for Santander UK plc and its controlled entities” on pages 25 to 26, of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 5 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on pages 25 to 26 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 1 August 2017	By	/ s / Marc Boston
(Authorised Signatory)

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the six months ended 30 June 2017 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2016.

Supplementary information for Santander UK plc is included in Appendix 5.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the six months ended

30 June 2017

Contacts
Bojana Flint		For more information
Head of Investor Relations	Media Relations	www.aboutsantander.co.uk
020 7756 6474	020 7756 5952	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“Santander continues to make strong progress against the backdrop of a changeable operating environment. We performed well in the first half of 2017 – with net interest income growth, ongoing cost discipline and good credit quality.

“Our strategy of focusing on developing customer relationships by offering an enhanced range of products, services and access to channels is consistent with our values of being simple, personal and fair. We have continued our innovative customer approach with improvements to the Investment Hub, the launch of our mortgage video service and the strengthening of our international offering for SMEs. We remain committed to maintaining the highest levels of customer service in the industry and in driving long term relationships with our customers to help them meet their financial goals.

“Our relentless focus on enhancing customer service and developing innovative solutions for our customers, coupled with our focus on cost efficiency and a prudent approach to lending should ensure we remain resilient in a more uncertain operating environment.”

H117 business and financial highlights 1

•	Profit before tax of £1,063m, down 1%; adjusted profit before tax [2,4] of £1,122m, up 13% year-on-year

•	Retail Banking current account balances, up £1.5bn, and Commercial Banking deposit balances, up £0.9bn, as we continue to improve the depth of our customer relationships this half year

•	In line with our expectations, retail customer satisfaction below the average of our 3 highest performing peers, following recent changes to our 1I2I3 World proposition [3]

•	Net mortgage lending of £(0.2)bn this year, reflects management pricing actions in late 2016 that impacted new mortgage completions in the period

•	Net lending to UK companies of £0.7bn in 2017, driven by demand from medium and large corporate customers

•	NIM of 1.53% and Banking NIM [4] of 1.91%, up 5bps and 12bps, respectively, on FY16

•	Non-interest income growth in all customer business segments, offset by mark-to-market movements on economic hedges

•	Well controlled operating costs; CIR of 48% from 50% in Dec16, with income growth outpacing cost growth

•	Loan books continue to perform well supported by our prudent lending criteria and proactive management actions; NPL ratio improved 18bps to 1.32% from Dec16

•	CET1 capital ratio of 12.1%, up 50bps, and leverage ratio of 4.4%, up 30bps, on Dec16

	H117	H216	H116
Income statement highlights	£m	£m	£m
Net interest income	1,922	1,809	1,773
Non-interest income [5]	591	542	671
Operating expenses before impairment losses, provisions and charges	(1,216)	(1,211)	(1,206)
Impairment losses on loans and advances	(48)	(4)	(63)
Provisions for other liabilities and charges	(186)	(300)	(97)

Profit before tax	1,063	836	1,078

Adjusted profit before tax [2,4]	1,122	1,042	989

	30.06.17	31.12.16	30.06.16
Balance sheet highlights	£bn	£bn	£bn
Customer loans	200.3	200.2	201.0
- of which mortgages	154.1	154.3	153.4
- of which corporates	28.1	27.4	28.6
Customer deposits	174.4	172.4	167.0
CET1 capital ratio	12.1%	11.6%	11.2%
UK leverage ratio	4.4%	4.1%	3.9%

1.	See Appendix 2 for notes.
2.	A number of specific income, expenses and charges impacted the financial results for H117, H216 and H116, with an aggregate impact on profit before tax of £59m, £206m and £(89)m, respectively. See Appendix 3 for details and reconciliation to the nearest IFRS measure.
3.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 2 for further information.
4.	Non-IFRS measure. See Appendix 3.
5.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Delivering on our 2016-18 commitments 1

Our 2018 commitments were established in Sep15 and refined in Sep16 to reflect revised economic forecasts, in particular lower for longer interest rates.

Our strategic priorities remain as follows:

•	Grow customer loyalty and market share

•	Deliver operational and digital excellence

•	Achieve consistent, growing profitability and a strong balance sheet

•	Live The Santander Way through our behaviours

•	Support communities through skills, knowledge and innovation

Our 2018 targets, in line with our aim to be the best bank for our stakeholders, are outlined below:

Customers	2018 target	30.06.17	31.12.16
Loyal retail customers (million)	4.7	3.9	3.7
Loyal SME and corporate customers	308,000	300,000	290,000
Retail customer satisfaction (FRS) [2]	Top 3	61.7%	62.9%
Average of 3 highest performing peers		62.9%	62.5%
Digital customers (million)	6.5	4.8	4.6

•	Our loyal retail customer base continues to grow although at a slower rate, impacted by the recent changes to the 1I2I3 World and low market rates for savings products. We continue to improve our customer proposition with new products and services and invest in innovative technologies for deeper and more personalised relationships. Deposits by primary banking customers increased £0.6bn to £95.2bn, representing 64% of total deposits.

•	Loyal SME and corporate customers increased 3%, with our client-centric infrastructure and award-winning international proposition improving the depth of customer relationships. We continue to work with Banco Santander SA and key strategic partners to develop trade corridors in order to facilitate cross-border introductions and referrals. We recently launched a US-UK corridor and formalised an alliance with YES Bank, India’s fourth largest private sector bank.

•	In line with our expectations, FRS reported lower retail customer satisfaction at 61.7% on a rolling 12-month basis at Jun17, following fee and interest rate changes in Jan16 and Nov16, respectively. Improvement in customer satisfaction remains at the heart of our plans.

•	We continue to invest in digitalisation to improve the customer experience and operational efficiency. In H117, we launched a new service that allows customers to apply for a mortgage via video link to an advisor and continued to enhance our wealth management offering with the launch of the Santander Private Banking website.

Shareholders	2018 target	30.06.17	31.12.16
Adjusted Return on Tangible Equity (Adjusted RoTE 4) / RoTE [3], 4	8% — 10%	See below	See below
Cost-to-income ratio (CIR)	50% — 52%	48%	50%
Non-performing loan (NPL) ratio	< 2.00%	1.32%	1.50%
CET1 capital ratio	c12%	12.1%	11.6%
Dividend payout ratio	50%	N/A	51%

•	Return on ordinary shareholders’ equity of 10.2% (2016: 9.1%) and adjusted RoTE [3,4] improved to 11.4%, with steady income growth, continued cost discipline and good credit quality, partially offset by higher provision charges. The statutory RoTE [4] was 12.1%.

•	CIR improved to 48%, with income growth outpacing cost growth.

•	The NPL ratio improved 18bps to 1.32%, with strong loan book performance, supported by our prudent lending criteria, proactive management actions and the ongoing resilience of the UK economy.

•	The CET1 capital ratio increased 50bps to 12.1%, driven by steady profit and lower RWAs.

1.	See Appendix 2 for notes.
2.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 2 for further information.
3.	See Appendix 3 for reconciliation to Return on ordinary shareholders’ equity, which is the nearest IFRS measure.
4.	Non-IFRS measure. See Appendix 3.

Summarised consolidated income statement	H117 £m	H116 £m	Change %	H216 £m	Change %
Net interest income	1,922	1,773	8	1,809	6
Non-interest income [1]	591	671	(12)	542	9

Total operating income	2,513	2,444	3	2,351	7

Total operating expenses before impairment losses, provisions and charges	(1,216)	(1,206)	1	(1,211)	—

Impairment losses on loans and advances	(48)	(63)	(24)	(4)	n.m.
Provisions for other liabilities and charges	(186)	(97)	92	(300)	(38)

Total operating impairment losses, provisions and charges	(234)	(160)	46	(304)	(23)

Profit before tax	1,063	1,078	(1)	836	27

Tax on profit	(323)	(307)	5	(290)	11

Profit after tax for the period	740	771	(4)	546	36

H117 compared to H116

•	Net interest income was up 8%, driven by retail liability margin improvement and an accrued interest release, partially offset by continued Standard Variable Rate (SVR) mortgage attrition and pressure on new lending margins. Adjusting for £39m of accrued interest release, net interest income was up 6%. [3] The SVR attrition was £2.5bn in H117, lower than the £3.4bn in H116. NIM was 1.53% and Banking NIM [2,3] was 1.91% in H117, compared to 1.48% and 1.79% in FY16, respectively.

•	Non-interest income was down 12%, with mark-to-market movements on economic hedges and the absence of the gain on sale of Visa Europe Limited in H116. This was partially offset by growth in all customer business segments and the gain on sale of Vocalink Holdings Limited in H117. Adjusting for £48m and £119m gain on sale of Vocalink Holdings Limited and Visa Europe Limited shareholdings, respectively, non-interest income was down 2%. [3]

•	Operating expenses before impairment losses, provisions and charges were broadly stable. Operational efficiency continues to absorb higher investment costs in business growth and enhancements to our digital channels. Our costs were also well managed, despite inflationary pressures. Adjusting for Banking Reform costs of £42m in H117 and £30m in H116, operating expenses were down £2m. [3]

•	Impairment losses on loans and advances decreased 24% to £48m, as a result of our prudent lending criteria and the ongoing resilience of the UK economy. Furthermore, mortgage releases were £21m in H117 compared to £58m in H116.

•	Provisions for other liabilities and charges increased to £186m, driven by a Q117 £32m charge for PPI, a Q217 net charge of £37m for a specific PPI portfolio under review and £35m for other conduct matters.

•	Profit before tax was down 1%, with higher provisions for other liabilities and charges, offset by steady income growth, continued cost discipline, and good credit quality. Adjusting for the specific income, expenses and conduct provision charges outlined above, adjusted profit before tax was up 13% to £1,122m. [2,3]

•	Tax on profit increased 5% to £323m, driven by higher conduct provisions that are disallowed for tax purposes. The effective tax rate increased to 30% from 28%.

Board appointments

•	Santander UK announces today the appointments of Antonio Roman and Javier San Felix as Executive Directors of Santander UK with effect from 1 August 2017. There is no other information that is required to be disclosed under Listing Rule 9.6.13 in respect of the appointments.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Non-IFRS measure. See Appendix 3.
3.	A number of specific income, expenses and charges impacted the financial results for H117, H216 and H116, with an aggregate impact on profit before tax of £59m, £206m and £(89)m, respectively. See Appendix 3 for details and reconciliation to the nearest IFRS measure.

Ring-fencing update

•	We are progressing well with the implementation of a ‘wide’ ring-fence structure that will serve our retail, commercial and corporate customers. We believe this model provides greater certainty for our customers and was designed to minimise disruption as we implement the changes required. This also maintains longer term flexibility for Santander UK, while lowering the overall programme implementation costs with the creation of the ring-fence now involving the transfer of fewer customers.

•	The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc, our principal ring-fenced bank. Prohibited activities which cannot be transacted within the ring-fence, principally include our derivatives business with financial institutions and certain corporates, elements of our short term markets business and our branches in Jersey, Isle of Man and the US. Customers who cannot be served and services which are not permitted within a ring-fenced bank will be transferred to Banco Santander SA, or its London branch.

•	We intend to use a Part VII Ring-Fence Transfer Scheme to transfer the majority of the prohibited business of the Santander UK group to Banco Santander.

•	We are on track to complete the implementation in advance of the legislative deadline of 1 January 2019, with implementation subject to regulatory and court approvals and various other authorisations.

Conduct remediation

•	The remaining provision for PPI redress and related costs amounted to £405m. In Q117, we made an additional provision of £32m relating to the final FCA rules and guidance published in Mar17. We also provided a net charge of £37m in Q217, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review.

In line with our assumptions, monthly utilisation increased from the 2016 average following the confirmation of a deadline for customer complaints. We will continue to monitor our provision levels in respect of recent claims experience.

•	The remaining non-PPI related conduct provisions amounted to £51m, including an additional provision of £35m in this quarter, relating to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress.

2017 Outlook

•	We expect solid UK economic growth in 2017. However, we see greater uncertainty in the outlook, with the concern that some downside risks could materialise later this year and into 2018. The labour market remains strong, but higher inflation, largely from the lower value of sterling, is now reducing households’ real earnings. This is likely to result in lower consumer spending growth which, when combined with a potentially more challenging macro environment, adds a degree of caution to our outlook.

•	Consistent with an uncertain operating environment, we continue to purposefully control growth in the business areas with higher margins that have also been noted as potentially higher risk. We believe that our proactive risk management policies and low risk appetite will deliver a resilient performance in the business.

•	We expect Banking NIM [1] to be slightly higher than in 2016, driven by improvements in liability margin and predicated on no change to the Bank of England Base Rate in 2017. The downward pressures will continue to be driven by SVR attrition and increased competition in new mortgage pricing. For reference, and as published in Jul17 by the Bank of England, the typical fixed mortgage rate in the market is around 30 basis points lower than a year ago.

•	Cost management will remain a key focus, with a comprehensive programme of investment as well as ongoing cost initiatives in digitalisation, organisational simplification and streamlining to further improve customer experience and operational efficiency.

•	We expect our gross mortgage lending growth to be broadly in line with the market, supported by our continued focus on customer service and retention. Mortgage approval volumes so far this year have been higher than in late 2016, and as a result we expect completions to normalise in the coming months. The decline in the SVR balance will be lower than the net £7.0bn reduction in 2016.

•	We expect our lending to UK companies to be broadly consistent with overall corporate borrowing growth. Our lending growth to trading business customers will continue to outpace the market, partially offset by the continued active management of our CRE exposures. This will result in slower overall growth than in recent years.

•	Since 30 June 2017, trends evident in the business operating results have not changed significantly.

1. Non-IFRS measure. See Appendix 3.

Summary of segmental balance sheet assets and liabilities	30.06.17 £bn	31.12.16 £bn
Customer loans
Retail Banking	168.2	168.6
Commercial Banking	19.6	19.4
Global Corporate Banking	6.5	5.7
Corporate Centre	6.0	6.5

Total customer loans	200.3	200.2

Other assets	104.6	102.9

Total assets	304.9	303.1

Customer deposits
Retail Banking	148.7	148.1
Commercial Banking	18.1	17.2
Global Corporate Banking	4.4	4.1
Corporate Centre	3.2	3.0

Total customer deposits	174.4	172.4

Medium Term Funding (MTF)	41.9	46.1
Other liabilities	71.7	68.5

Total liabilities	288.0	287.0

Shareholders’ equity	16.5	15.7
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	304.9	303.1

Loan-to-deposit ratio (LDR)	114%	116%

Summarised consolidated capital, leverage, liquidity and funding	30.06.17 £bn	31.12.16 £bn
Capital and leverage
CET1 capital	10.6	10.2
Total qualifying regulatory capital	15.6	15.2
Risk-weighted assets (RWAs)	87.2	87.6

CET1 capital ratio [2]	12.1%	11.6%
Total capital ratio	17.9%	17.3%
UK leverage ratio	4.4%	4.1%

Liquidity
Liquidity Coverage Ratio (LCR)	133%	139%
LCR eligible liquidity pool	50.1	50.7

Funding
Total wholesale funding	64.0	65.2
- of which with a residual maturity of less than one year	18.6	21.4
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	269%	237%

1.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited, a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA. PSA Finance UK Limited is accounted for as a subsidiary.
2.	CET1 capital ratio is derived using unrounded CET1 capital and RWAs numbers.

Balances

•	Customer loans were broadly flat at £200.3bn, with £0.7bn net increase in loans to UK companies, partially offset by a net decrease of £0.2bn in residential mortgages and £0.5bn non-core customer loan balances. The reduction in mortgage balances reflects management pricing actions in late 2016 and the decline in non-core customer loans is driven by the ongoing sale and run-off of legacy portfolios.

•	Other assets increased £1.7bn to £104.6bn, reflecting higher deposits with central banks of £18.3bn (Dec16: £17.1bn) and securities purchased under resale agreements, partially offset by lower mark-to-market values on derivatives.

•	Customer deposits increased £2.0bn and the LDR improved to 114%, driven by growth in Retail Banking current accounts of £1.5bn and Commercial Banking deposits of £0.9bn.

Capital and leverage

•	CET1 capital increased by £0.4bn to £10.6bn, driven by steady profit.

•	RWAs decreased £0.4bn to £87.2bn, primarily due to a decrease in counterparty credit and market risk in GCB and a reduction of our CRE exposures in Commercial Banking.

•	The CET1 capital ratio improved 50bps to 12.1% at Jun17, reflecting CET1 capital increase and RWAs reduction as outlined above.

•	The leverage ratio increased to 4.4%, with higher CET1 capital and the £500m of Additional Tier 1 (AT1) securities that were priced in Mar17 with the transaction settling in Apr17.

•	Total capital ratio increased to 17.9%, with higher CET1 and AT1 capital, partially offset by the transitional impact of CRD IV Minority Interest that reduces recognition of grandfathered capital instruments issued by our operating company. [1]

Liquidity and funding

•	The LCR was 133%, reflecting prudent liquidity planning partially offset by the EU adoption of Regulatory Technical Standards (RTS) for assessing additional collateral outflows on derivative contracts.

•	In H117, we issued £2.4bn of medium term funding, of which £1.3bn (sterling equivalent) was senior unsecured notes issued from our holding company and £1.0bn was a covered bond. We also drew a further £3.0bn from the Term Funding Scheme, with total drawdown outstanding of £7.5bn.

•	It is our current intention to meet any MREL recapitalisation requirements via the issuance of senior unsecured debt from our holding company, downstreamed to the operating company in a compliant form. We are well placed to meet our requirements and have issued £5.6bn (sterling equivalent) of MTF senior unsecured notes from our holding company to date.

1.	The total capital ratio continues to be impacted by the transitional reduction in the recognition of Tier 1 and Tier 2 capital instruments issued from the Santander UK plc subsidiary under the CRD IV Minority Interest rules, which are being phased in at 20% increments over a five year period.

Credit quality

	Customer loans	NPLs	NPL Ratio	NPL coverage	6M Gross write-offs	Loan loss allowance
30.06.17	£bn	£m	%	%	£m	£m
Retail Banking [1]	168.2	2,177	1.29	25	106	553
Residential mortgages	154.1	1,936	1.26	13	11	251
Business banking	2.0	121	6.05	48	13	58
Consumer finance [1]	6.9	33	0.48	239	21	79
Other unsecured lending	5.2	87	1.67	190	61	165
Commercial Banking	19.6	358	1.83	57	12	204
Global Corporate Banking	6.5	80	1.23	81	—	65
Corporate Centre	6.0	26	0.43	162	17	42

	200.3	2,641	1.32	33	135	864

	Customer loans	NPLs	NPL Ratio	NPL coverage	12M Gross write-offs	Loan loss allowance
31.12.16	£bn	£m	%	%	£m	£m
Retail Banking [1]	168.6	2,340	1.39	25	210	583
Residential mortgages	154.3	2,110	1.37	13	33	279
Business banking	2.3	108	4.70	53	24	57
Consumer finance [1]	6.8	32	0.47	244	30	78
Other unsecured lending	5.2	90	1.73	188	123	169
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57
Corporate Centre	6.5	73	1.12	84	51	61

	200.2	2,994	1.50	31	271	921

•	The improvement in the Retail Banking NPL ratio was driven by the strong credit quality of our portfolio and the ongoing resilience of the UK economy. The loan loss rate remains low at 0.02% (2016: 0.01%).

•	The NPL ratio for Commercial Banking decreased to 1.83% from 2.67%, primarily due to the full repayment of three impaired loans and the write-off of some pre-2009 vintages. The loan loss rate in Commercial Banking improved to 0.10% (2016: 0.15%).

•	In Global Corporate Banking, the NPL ratio of 1.23% was impacted by a single loan of c£20m that moved to non-performance.

•	The NPL ratio for Corporate Centre decreased, reflecting the ongoing sale and run-off of the non-core corporate and legacy portfolios.

1.	In H117, we reclassified our provisions for residual value and voluntary termination from the consumer finance loan loss allowance. In order to facilitate comparison with the current period, 31.12.16 consumer finance loan loss allowance and NPL coverage ratio were amended. This reclassification was also reflected in the Retail Banking loan loss allowance and NPL coverage ratio. See appendix 2 for a reconciliation.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking serves business banking customers, small businesses with an annual turnover of up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

Summary income statement	H117 £m	H116 £m	Change %	H216 £m	Change %
Net interest income	1,730	1,531	13	1,622	7
Non-interest income [1]	314	283	11	297	6

Operating income	2,044	1,814	13	1,919	7

Operating expenses before impairment losses, provisions and charges	(919)	(922)	—	(878)	5
Impairment losses on loans and advances	(39)	(34)	15	14	n.m.
Provisions for other liabilities and charges	(155)	(77)	n.m.	(261)	(41)

Profit before tax	931	781	19	794	17

H117 compared to H116

•	Net interest income increased 13%, with liability margin improvement offsetting continued SVR mortgage attrition and pressure on new lending margins.

•	Non-interest income increased 11%, with higher current account and wealth management fees.

•	Operating expenses before impairment losses, provisions and charges were flat with operational efficiencies, offsetting continued investment in business growth and digital enhancements.

•	Impairment losses on loans and advances increased by £5m to £39m, with lower mortgage impairment releases of £21m in H117 compared to £58m in H116, which are starting to normalise from cyclically low levels.

•	Provisions for other liabilities and charges increased to £155m, due to PPI charges in Q117 and Q217 and a charge for other conduct matters.

Balances	30.06.17 £bn	31.12.16 £bn
Customer loans	168.2	168.6
- of which mortgages	154.1	154.3
- of which business banking [2]	2.0	2.3
- of which consumer finance	6.9	6.8
- of which other unsecured lending	5.2	5.2
RWAs	43.9	43.6
Customer deposits	148.7	148.1
- of which current accounts	66.3	64.8
- of which savings	62.3	64.7
- of which business banking accounts	10.5	10.0
- of which other retail products	9.6	8.6

•	Mortgage lending balances decreased £0.2bn, reflecting management pricing actions in late 2016 that impacted new mortgage completions in H117. We retained c75% of mortgages reaching the end of their incentive period.

•	Consumer finance and other unsecured lending balances were flat, in part as a result of controlled management actions in an increasingly competitive environment.

•	Customer deposits were up £0.6bn, with ongoing demand for our current accounts and other retail products, partially offset by lower savings balances, which declined £2.4bn.

•	Business banking deposits increased £0.5bn, as we continue to deepen relationships with our SME customers and focus on growing our lending capabilities.

•	Retail Banking deposit spread narrowed, with a 30bps improvement to (0.27)% from (0.57)% in Dec16.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.

Retail Banking (continued)

Business volumes [1]	H117	H116
Mortgage gross lending	£11.6bn	£12.7bn
Mortgage net lending	£(0.2)bn	£0.6bn
Business banking net lending	£(294)m	£(145)m
Consumer finance gross lending	£1,660m	£1,634m
Consumer finance net lending	£97m	£266m

•	Lower mortgage gross lending at £11.6bn reflects management pricing actions in Q416 that impacted new mortgage completions in the first half of the year. In H117, we helped 10,900 first-time buyers (£1.8bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £1.7bn to £50.6bn (Dec16: £52.3bn) while Buy-to-Let (BTL) mortgage balances increased £0.3bn to £6.9bn (Dec16: £6.6bn). We continued to focus our BTL book on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for the majority of the volume in the BTL market. In H117, we completed 2,728 BTL mortgages, representing 4% of the value of our new business flow, at an average LTV of 62%. Average loan size for new business was broadly in line with 2016, at £198,000 for the UK overall, £263,000 for the South East including London and £146,000 for the rest of the UK. The loan-to-income multiple [2] of mortgage lending in Jun17 also increased slightly to 3.18 (Dec16: 3.16).

•	Consumer finance gross lending was £1,660m with higher retail loans, partially offset by a decrease in the stock of new car registrations. We continue to benefit from our partnerships with manufacturers and joint ventures, supported by prudent underwriting criteria within our traditional prime vehicle business.

Business development

•	In the first half of the year, we introduced a new set of tools that aim to improve the customer experience across all channels. In Jan17, the new CRM tool was launched to enable our people to continue conversations with customers which may have started in another channel. It also utilises information from connected systems to facilitate new conversations. In addition, we updated the SmartBank app with voice commands capabilities. Furthermore, in Mar17, we simplified the process to open a current account online with instant decisions and document upload where required. Lastly, in Jun17, we launched a new service that allows customers to apply for a mortgage via video link to an advisor.

•	Our digital customer base continued to grow in H117, gaining an average of 1,200 new active mobile users per day for a total of 2.4 million mobile customers, of which 1.6 million exclusively use our mobile app in their transactions with us. In the same period 47% of our mortgages were retained online, 34% of current account openings and 46% of credit card openings were made through digital channels.

•	Our Cyber Resilience programme operates with a layered defence approach, continually evolving and adapting to cyber threats. Protecting our customers, systems and information is a top priority and a key area of focus. We have increased our resources and are leveraging connections with Banco Santander’s Cyber Security Operations Centre.

•	1I2I3 World customers increased, although at a slower rate, to 5.2 million. Whilst there has been an expected reduction in 1|2|3 Current Account openings, following fee and interest rate changes in Jan16 and Nov16, the current account base continues to grow (up 43,000), reflecting the strength and stability of the franchise. We believe the 1I2I3 Current Account and 1I2I3 Lite Current Account continue to be outstanding propositions for many customers.

•	We continue to make investments accessible to all our customers and have expanded our wealth management business by growing our Private Banking and Financial Planning advisory teams. From Mar17 through Apr17, we ran a media campaign that successfully raised awareness of our improved wealth management offering. As a result, over 8,600 customers registered on our new Investment Hub and over 18,000 customer appointments were scheduled with our Private Banking and Financial Planning advisory teams. In Jun17, we also launched the new World Elite Mastercard, offering our Select and Private Banking customers extensive travel and lifestyle benefits whilst also providing cashback on purchases.

•	We plan to grow the Santander Business franchise with a relationship led approach and strong emphasis on increasing customer loyalty. In particular we see an opportunity to expand our lending capabilities by identifying innovative solutions that meet the needs of our SME customers.

1.	Gross and net lending figures exclude any assets purchased or transferred in the period.
2.	Average earnings multiple of new business at inception in the six months ended 30 June 2017 and the year ended 31 December 2016.

Commercial Banking

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams—the Regional Corporate Bank (RCB) that covers trading businesses with annual turnover from £6.5m to £500m and Specialist Sector Groups (SSG) that cover real estate, housing finance, education, healthcare, and hotels.

	H117	H116	Change	H216	Change
Summary income statement	£m	£m	%	£m	%
Net interest income	198	203	(2)	202	(2)
Non-interest income [1]	44	41	7	43	2

Operating income	242	244	(1)	245	(1)

Operating expenses before impairment losses, provisions and charges	(109)	(113)	(4)	(102)	7
Impairment losses on loans and advances	(3)	(11)	(73)	(18)	(83)
Provisions for other liabilities and charges	(29)	—	n.m.	(26)	12

Profit before tax	101	120	(16)	99	2

H117 compared to H116

•	Net interest income decreased 2%, with continued asset margin pressures, partially offset by customer lending growth.

•	Non-interest income increased 7% to £44m. Growth in asset restructuring fees, up 11%, international, up 13%, and digital and payment, up 10%, was partially offset by lower rates management fees.

•	Operating expenses before impairment losses, provisions and charges decreased 4%, with continued focus on strong cost management and operational efficiency.

•	Impairment losses on loans and advances were lower at £3m. Overall, the loan book continues to perform well and is supported by our prudent lending policy.

•	Provisions for other liabilities and charges increased to £29m, mainly due to conduct provisions taken in Q217.

	30.06.17	31.12.16
Balances	£bn	£bn
Customer loans [2]	19.6	19.4
RWAs	20.1	20.4
Customer deposits	18.1	17.2

•	Customer loans were broadly flat at £19.6bn, with solid lending growth to trading business customers, offset by the continued active management of our CRE exposures amid economic uncertainty.

•	RWAs were lower, driven by the reduction of our CRE exposures.

•	We continue to attract deposit balances, through our strong customer relationships, supported by a comprehensive product range and competitive pricing.

Commercial Real Estate (CRE) [3]	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	Gross write-offs £m	Loan loss allowance £m
30.06.17	8.7	92	1.06	63	7	58
31.12.16	9.0	180	2.00	32	1	58

•	Customer loans decreased 3% in line with our risk management practices. The portfolio is well diversified across sectors, with no significant regional or single name concentration.

•	We maintained a prudent lending approach, with no new business written above 70% LTV (2016: nil) and 83% of new business written at or below 60% LTV (2016: 95%). The weighted average LTV on the CRE portfolio was 49% (2016: 50%) [4] and the average loan size was £4.8m (2016: £4.8m).

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.
3.	Includes CRE to small business customers managed by business banking in the Retail Banking business segment.
4.	Excludes standardised portfolio, which is mainly smaller value commercial mortgage transactions, and accounts for 8% of exposures as at Jun17.

Commercial Banking (continued)

Business volumes	H117	H116
New facilities	£3,459m	£4,266m
Bank account openings	1,621	1,314
Online banking (Connect) active users [1]	28,843	26,100

•	We continue to open bank accounts and extend new facilities, despite a competitive environment and economic uncertainty. Our Relationship Managers are building their portfolios by leveraging our comprehensive suite of products and services.

•	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 11% year on year.

Business development

•	The focus of the Commercial Banking division is to expand its franchise by both growing the overall customer base, as well as deepening loyalty amongst our existing customers. We aim to increase loyalty by leveraging our international reach and proposition as well as continuing to develop our product capabilities to meet our customers’ needs.

•	Coverage of our commercial clients is organised by local relationship teams or by sectors. Our sector teams support our clients by using specialist knowledge of the individual business and its operating environment to recommend solutions. Furthermore, we have identified key strategic sectors and have partnered with leading trade bodies to deliver a customer led proposition that leverages our international presence and connectivity to access on-the-ground support overseas, connect to potential new business partners and enter global supply chains. Our partnerships also run a wide range of collaborative activity, including market reports, insight and events.

•	We are working with Banco Santander SA and key strategic partners to develop trade initiatives that make it easier for clients to grow their business internationally. Our Spain-UK corridor has facilitated introductions to relationship directors by simplifying the process for cross-border account referrals. We have also launched a US-UK corridor and formalised an alliance with YES bank, India’s fourth largest private sector bank, to support trade and offer our customers new business opportunities in the respective markets. These initiatives allow us to attract new clients and deepen existing relationships, as well as compliment some of our existing services, for example Santander Trade Club and Santander Passport.

•	Breakthrough Growth Capital provides new funding and identifies key partnerships at milestones in the development of our clients’ business. In the first six months of the year, we assisted 26 businesses in accessing £86m of facilities. Since inception, the Growth Capital team has completed 152 funding solutions for 108 companies, providing £438m of facilities, which will create over 6,360 jobs.

•	Our innovative offering was recognised at the 2017 Business Moneyfacts Awards, winning a number of prestigious awards including: ‘Business Bank of the Year’ and the ‘Best International Solutions Provider’, both for the third consecutive year, to name a few. The industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength of our overall value proposition for businesses, built on our relationship banking approach.

1.	Online banking (Connect) active users include both business banking and Commercial Banking customers.

Global Corporate Banking

Global Corporate Banking (GCB) services corporate clients with a turnover of £500m and above per annum and financial institutions. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summary income statement	H117 £m	H116 £m	Change %	H216 £m	Change %
Net interest income	40	39	3	42	(5)
Non-interest income [1]	206	184	12	136	51

Operating income	246	223	10	178	38

Operating expenses before impairment losses, provisions and charges	(145)	(141)	3	(139)	4
Impairment losses on loans and advances	(9)	(21)	(57)	—	n.m.
Provisions for other liabilities and charges	—	—	n.m.	(12)	(100)

Profit before tax	92	61	51	27	n.m.

H117 compared to H116

•	Net interest income was broadly flat at £40m, with ongoing demand for project and acquisition finance, transactional services and factoring products, offset by continued asset margin pressures. This also includes £10m income arising from favourable conditions in market rates.

•	Non-interest income increased 12% to £206m, driven by security financing, derivative and cash sales, and market making activities.

•	Operating expenses before impairment losses, provisions and charges increased 3% to £145m, with continued investment to improve our operating model.

•	Impairment losses on loans and advances were lower at £9m, with continued good performance of the loan book.

•	There were no provisions for other liabilities and charges in the period.

Balances	30.06.17 £bn	31.12.16 £bn
Customer loans	6.5	5.7
RWAs	16.4	16.9
Customer deposits	4.4	4.1

•	Customer loans increased to £6.5bn, driven by our refinancing and origination activities relating to project and acquisition finance and transactional services, as well as increased client drawdowns.

•	RWAs were lower, driven by a decrease in counterparty credit and market risk that was partially offset by asset growth. RWAs attributable to customer loans were £8.0bn (Dec16: £7.5bn).

•	Customer deposits were higher at £4.4bn, primarily driven by growth in cash management products.

Business development

•	We continue to enhance our compliance and risk frameworks, with improvements to our internal process in compliance monitoring and financial crime management. We are also rolling out our client management service function to Commercial Banking, to simplify the client on-boarding process and improve the customer experience.

•	In H117, we formed a mergers and acquisitions advisory team that will complement our existing product capabilities. The team is building a healthy pipeline of deals to support fee income growth. There was also solid momentum in business activity and increased demand from our Financial Institution Group clients for debt capital market services. Our ongoing focus is to maximise return on capital, by effectively leveraging our transactional banking products, FX and advisory services.

. Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summary income statement	H117 £m	H116 £m	Change %	H216 £m	Change %
Net interest (expense)	(46)	—	n.m.	(57)	(19)
Non-interest income [1]	27	163	(83)	66	(59)

Operating (expense) / income	(19)	163	n.m.	9	n.m.

Operating expenses before impairment losses, provisions and charges	(43)	(30)	43	(92)	(53)
Impairment releases on loans and advances	3	3	—	—	n.m.
Provisions for other liabilities and charges	(2)	(20)	(90)	(1)	100

(Loss) / profit before tax	(61)	116	n.m.	(84)	(27)

H117 compared to H116

•	Net interest expense of £46m, reflects changes in the commercial balance sheet profile, partially offset by a £39m release of accrued interest on a foreign tax liability that is no longer payable.

Due to the lower interest rate environment, we envisage that net interest income from the structural hedge will continue to decrease as a result of maturing positions being reinvested at lower prevailing rates. The majority of new mortgage flows are left un-hedged to provide stable returns. The average duration of our fixed term new mortgage flows is about 2.5 years, with a total structural hedge position of c£80bn.

•	Non-interest income was impacted by mark-to-market movement on economic hedges and the absence of the £119m gain on sale of Visa Europe Limited in H116, partially offset by the £48m gain on sale of Vocalink Holdings Limited in H117.

•	Operating expenses before impairment losses, provisions and charges, predominantly represent £42m of regulatory compliance and project costs relating to Banking Reform.

•	Impairment releases on loans and advances were flat, in line with the continued management of the non-core portfolio.

•	Provisions for other liabilities and charges decreased to £2m, predominantly due to the absence of restructuring costs.

Balances	30.06.17 £bn	31.12.16 £bn
Non-core customer loans	6.0	6.5
- of which Social Housing	5.1	5.4
RWAs	6.8	6.7
Customer deposits	3.2	3.0

•	Non-core customer loans decreased £0.5bn, as we continue to implement our exit strategy from individual loans and leases in the non-core corporate and legacy portfolios.

•	RWAs were broadly flat with higher counterparty credit risk, partially offset by a reduction in non-core customer loans and the Vocalink Holdings Limited shareholder sale. RWAs attributable to non-core customer loans amounted to £1.1bn (Dec16: £1.3bn).

•	Customer deposits increased £0.2bn, as we continue to rebalance the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Summarised consolidated quarterly income statement trends	Q217 £m	Q117 £m	Q416 £m	Q316 £m	Q216 £m
Net interest income	982	940	926	883	888
Non-interest income [1]	326	265	278	264	401

Total operating income	1,308	1,205	1,204	1,147	1,289

Total operating expenses before impairment losses, provisions and charges	(609)	(607)	(625)	(586)	(607)

Impairment losses on loans and advances	(35)	(13)	36	(40)	(50)
Provisions for other liabilities and charges	(126)	(60)	(256)	(44)	(86)

Total operating impairment losses, provisions and charges	(161)	(73)	(220)	(84)	(136)

Profit before tax	538	525	359	477	546

Tax on profit	(169)	(154)	(138)	(152)	(153)

Profit after tax for the period	369	371	221	325	393

NIM	1.53%	1.51%	1.47%	1.47%	1.50%

Q217 compared to Q117

Variances largely followed the trends outlined for H117 versus H116, with the following notable exceptions.

•	Non-interest income was up 23%, predominantly driven by the £48m gain on sale of our Vocalink Holdings Limited shareholding in Q217.

•	Impairment losses on loans and advances increased to £35m, primarily due to lower mortgage releases of £1m in Q217 compared to £20m in Q117.

•	Profit before tax was up 2%, driven by higher operating income and strong cost control, offsetting higher provision charges in Q217.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Appendix 1 – Retail Banking mortgages

	30.06.17		31.12.16
Mortgage interest rate profile	£bn	%	£bn	%
Fixed rate	96.1	62	91.8	59
Variable rate	31.7	21	33.7	22
Standard Variable Rate	26.3	17	28.8	19

Total residential mortgages	154.1	100	154.3	100

	30.06.17		31.12.16
Borrower profile	£bn	%	£bn	%
Home movers	68.2	44	68.2	44
Re-mortgagers	50.2	33	50.3	33
First-time buyers	28.8	19	29.1	19
BTL	6.9	4	6.6	4

Total residential mortgages [1]	154.1	100	154.3	100

	30.06.17		31.12.16
Mortgage geographical distribution	£bn	%	£bn	%
London	37.4	24	37.2	24
Midlands and East Anglia	20.5	13	20.6	13
North	22.5	15	22.8	15
Northern Ireland	3.7	2	3.8	2
Scotland	6.9	4	7.0	5
South East excluding London	46.5	31	46.1	30
South West, Wales and Other	16.6	11	16.8	11

Total residential mortgages	154.1	100	154.3	100

	30.06.17		31.12.16
Mortgage loan-to-value (LTV)	New business %	Stock %	New business %	Stock %
Up to 50%	18	46	17	46
>50-75%	43	41	43	41
>75-85%	19	8	23	8
>85-100%	20	4	17	4
>100%	—	1	—	1

Simple average LTV	63	43	65	43

1.	Balances are rounded to £bn, causing a rounding difference in the total residential mortgages balance.

Appendix 2 – Notes

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

•	Changes to business segments and customer relationship management

The basis of presentation in this results announcement was changed in Q416 and prior periods restated to reflect the Q416 transfer of customers between Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. Medium and large business customers with annual turnover between £6.5m and £500m will continue to be served by Commercial Banking and those with annual turnover above £500m by Global Corporate Banking.

•	Corporate customer satisfaction

Our corporate customer satisfaction was 61%, versus 53% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 6,195 interviews made in the year ending Jun17 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

•	Credit quality – consumer finance

In H117 we reclassified our provisions for residual value and voluntary termination from the consumer finance loan loss allowance. In order to facilitate comparison with the current period, 31.12.16 consumer finance loan loss allowance and NPL coverage ratio were amended. This reclassification was also reflected in the Retail Banking loan loss allowance and NPL coverage ratio. A reconciliation to the amended position is shown below.

	31.12.16 £m	NPLs £m	NPL Coverage %
Consumer finance loan loss allowance
Previously reported	146	32	456%
Less residual value and voluntary termination provisions	(68)	—

Loan loss allowance amended	78	32	244%

•	Corporate lending

Total lending to corporates is defined as the combined lending of business banking in our Retail Banking segment, Commercial Banking and Global Corporate Banking.

30.06.17	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	6M Gross write-offs £m	Loan loss allowance £m
Business banking	2.0	121	6.05	48	13	58
Commercial Banking	19.6	358	1.83	57	12	204
Global Corporate Banking	6.5	80	1.23	81	—	65

Total corporate lending	28.1	559	1.99	58	25	327

31.12.16	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss allowance £m
Business banking	2.3	108	4.70	53	24	57
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57

Total corporate lending	27.4	689	2.51	48	34	334

Appendix 2 – Notes (continued)

•	1I2I3 World customer profile and metrics

1I2I3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 96% of 1I2I3 Current Account holders have a primary banking relationship (vs. 52% for our non-1I2I3 Current Account); 68% of 1I2I3 Current Account holders are loyal and 34% are affluent customers (vs. 26% and 6% respectively for our non-1I2I3 Current Account); on average 1I2I3 Current Account customers hold 2.1 products (vs. 1.5); and average liabilities (banking and savings) held by 1I2I3 Current Account holders are 5.3x 1 higher than for non-1I2I3 Current Account customers.

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 June 2017 and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

•	Strategic priorities, Key Performance Indicators (KPIs) and targets 2016-2018

The achievement of our goals is measured by the KPIs established at the 2015 Banco Santander Investor Day and set for the period 2016-2018, based on the forecast and outlook then in place. Three of our 2018 ‘shareholder’ targets were revised to reflect new economic environment at the 2016 Group Strategy Update on 30 September 2016.

•	RoTE [2] target was revised down from 12%-14% to 8%-10%, driven by lower expected net interest margin and balance sheet growth, as a result of slower GDP growth. Our previous assumption that the base rate would be 2% by 2018 was significantly higher than the current forecast.

•	Cost-to-income ratio (CIR) was revised from <50% to 50%-52%, a consequence of lower revenue generation. We will seek further cost efficiencies to partially offset pressure on income.

•	NPL ratio was revised from <1.5% to <2.0%, as a consequence of some deterioration in the expected employment rate and normalisation from cyclically low levels.

We report annually on people, communities, and net fee income CAGR KPIs. All KPIs are presented at 30 June 2017. Reported KPIs are based on spot balances at these dates with the exception of the CIR, RoTE, and customer satisfaction, which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the twelve months ended 30 June 2017. Loyal SME and Corporate customers includes business banking customers reported in the Retail Banking segment.

1.	Average account balances are combined savings and banking liability balances.
2.	Return on ordinary shareholders’ equity is the nearest IFRS measure to RoTE, which is our key performance indicator.

Appendix 3 – Alternative Performance Measures (APMs)

European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS. APMs measure historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these industry standard financial measures provides useful information to investors regarding the Santander UK group’s results of operations.

1. Adjusted RoTE [1]	30.06.17 £m	Phasing Adjustment £m	Adjusted £m
Profit after tax	740

Annualised H117 profit after tax	1,492
Less non-controlling interests of annualised profit	(39)

Profit due to equity holders of the parent (A)	1,453	(71)	1,382

Average shareholders’ equity	16,482
Less average AT1 securities	(1,793)
Less average non-controlling interests	(405)

Average ordinary shareholders’ equity (B)	14,284

Average goodwill and intangible assets	(2,325)

Average tangible equity (C)	11,959	147	12,106

Return on ordinary shareholders’ equity (A/B)	10.2%		n.a.

RoTE (A/C)	12.1%		11.4%

1. RoTE [1]	31.12.16 £m
Profit after tax	1,317
Less non-controlling interests	(45)

Profit due to equity holders of the parent (A)	1,272

Average shareholders’ equity	15,873
Less average AT1 securities	(1,545)
Less average non-controlling interests	(395)

Average ordinary shareholders’ equity (B)	13,933

Average goodwill and intangible assets	(2,274)

Average tangible equity (C)	11,659

Return on ordinary shareholders’ equity (A/B)	9.1%

RoTE (A/C)	10.9%

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts. Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2016: £107m) and FSCS (2016: £34m). FSCS charges and the UK Bank Levy are charges, which are required under IFRS to be charged annually on 1 April and 31 December, respectively. The profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio. We did not annualise the £39m net interest income reported in Corporate Centre, the gain on sale of our Vocalink Holdings Limited shareholding, PPI and other conduct provision charges as outlined under item 3.

2. Banking net interest margin [1]	30.06.17 £m	31.12.16 £m
Net interest income (A) [2]	3,826	3,582
Average interest earning assets (B)	249,990	242,408
Average customer assets (C)	200,164	200,562

Net interest margin (A/B)	1.53%	1.48%

Banking net interest margin (A/C)	1.91%	1.79%

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

2.	H117 net interest income has been annualised. The £10m income reported for GCB and the £39m income reported for Corporate Centre in H117 has not been annualised.

3. Adjusted Profit before tax	H117 £m	H216 £m	H116 £m
Net interest income
Reported	1,922	1,809	1,773

Adjust for release of accrued interest on a foreign tax liability	(39)	—	—
Adjusted	1,883	1,809	1,773

Non-interest income
Reported	591	542	671
Adjust for gain on sale of Vocalink Holdings Limited shareholding	(48)	—	—
Adjust for gain on sale of Visa Europe Limited shareholding	—	—	(119)

Adjusted	543	542	552

Operating expenses before impairment losses, provisions and charges
Reported	(1,216)	(1,211)	(1,206)

Adjust for Banking Reform costs, including intangible asset write-downs in H216	42	92	30
Adjusted	(1,174)	(1,119)	(1,176)
Provisions for other liabilities and charges
Reported	(186)	(300)	(97)

Adjust for PPI provision charge	69	114	—
Adjust for other conduct provision charge	35	—	—

Adjusted	(82)	(186)	(97)
Profit before tax	1,063	836	1,078

Specific income, expenses and charges	59	206	(89)

Adjusted profit before tax	1,122	1,042	989

The financial results for H117, H216 and H116 included a number of specific income, expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax in H117 was £59m, in H216 was £206m and in H116 was £(89)m.

The specific income, expenses and charges are outlined below:

•	Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to make claim expired in H117. The income of £39m is reported in Corporate Centre net interest income for H117.

•	Gain on sale of Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for H117.

•	Gain on sale of Visa Europe Limited shareholding

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for H116.

•	Banking Reform costs, including intangible asset write-downs in H216

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Intangible asset write-downs in H216 primarily relate to a multi-entity banking platform developed for our non-ring-fenced bank under the original Banking Reform structure. Banking Reform costs and intangible asset write-downs are reported in Corporate Centre operating expenses before impairment losses, provisions and charges.

•	PPI provision charge

Provisions for other liabilities and charges of £32m in Q117 and £114m in Q416 represent our best estimate of the additional provision amounts required at that point in time for future PPI related claim costs, by applying the principles published in the Aug16 and Mar17 FCA papers, respectively. We also provided a net £37m in Q217, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review.

•	Other conduct provision charge

Provisions for other liabilities and charges of £35m in H117 relate to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress.

Appendix 4 – Income statement and balance sheet for Santander UK Group Holdings plc

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its 2016 Annual Report, except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

Summarised consolidated income statement	H117 £m	H116 £m
Net interest income	1,922	1,773
Non-interest income [2]	591	671

Total operating income	2,513	2,444

Operating expenses before impairment losses, provisions and charges	(1,216)	(1,206)

Impairment losses on loans and advances	(48)	(63)
Provisions for other liabilities and charges	(186)	(97)

Total operating impairment losses, provisions and charges	(234)	(160)

Profit before tax	1,063	1,078
Tax on profit	(323)	(307)

Profit after tax for the period	740	771

	30.06.17	31.12.16
Summary of segmental balance sheet assets and liabilities	£bn	£bn
Customer loans
Retail Banking	168.2	168.6
Commercial Banking	19.6	19.4
Global Corporate Banking	6.5	5.7
Corporate Centre	6.0	6.5

Total customer loans	200.3	200.2
Other assets	104.6	102.9

Total assets	304.9	303.1

Customer deposits
Retail Banking	148.7	148.1
Commercial Banking	18.1	17.2
Global Corporate Banking	4.4	4.1
Corporate Centre	3.2	3.0

Total customer deposits	174.4	172.4
Medium Term Funding	41.9	46.1
Other liabilities	71.7	68.5

Total liabilities	288.0	287.0

Shareholders’ equity [1]	16.5	15.7
Non-controlling interest	0.4	0.4

Total liabilities and equity	304.9	303.1

	30.06.17	31.12.16
Summarised consolidated capital	£bn	£bn
Capital – CRD IV
Total qualifying regulatory capital	15.6	15.2
Risk-weighted assets (RWAs)	87.2	87.6
Total capital ratio	17.9%	17.3%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’

Appendix 5 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The consolidated income statement, balance sheet and capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2016 Annual Report, except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

Summarised consolidated income statement	H117 £m	H116 £m
Net interest income	1,922	1,773
Non-interest income [2]	591	671

Total operating income	2,513	2,444

Operating expenses before impairment losses, provisions and charges	(1,215)	(1,205)

Impairment losses on loans and advances	(48)	(63)
Provisions for other liabilities and charges	(186)	(97)

Total operating impairment losses, provisions and charges	(234)	(160)

Profit before tax	1,064	1,079
Tax on profit	(323)	(307)

Profit after tax for the period	741	772

Summary of segmental balance sheet assets and liabilities	30.06.17 £bn	31.12.16 £bn
Customer loans
Retail Banking	168.2	168.6
Commercial Banking	19.6	19.4
Global Corporate Banking	6.5	5.7
Corporate Centre	6.0	6.5

Total customer loans	200.3	200.2
Other assets	104.6	102.9

Total assets	304.9	303.1

Customer deposits
Retail Banking	148.7	148.1
Commercial Banking	18.1	17.2
Global Corporate Banking	4.4	4.1
Corporate Centre	3.2	3.0

Total customer deposits	174.4	172.4
Medium Term Funding [3]	41.9	46.1
Other liabilities	71.7	68.5

Total liabilities	288.0	287.0

Shareholders’ equity [1]	16.7	15.9
Non-controlling interests	0.2	0.2

Total liabilities and equity	304.9	303.1

Summarised consolidated capital	30.06.17 £bn	31.12.16 £bn
Capital – CRD IV
Total qualifying regulatory capital	17.1	16.2
Risk-weighted assets (RWAs)	87.2	87.6
Total capital ratio	19.6%	18.5%

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9.

2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the six months ended 30 June 2017 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is among the world’s top banks by market capitalisation. Founded in 1857, Santander has 131 million customers, 13,825 branches and 200,000 employees at the close of June 2017. In the first half of 2017, Santander made attributable profit of EUR 3,605 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2017, the bank serves around 14 million active customers with c19,500 employees and operates through 826 branches (which includes 61 university branches) and 65 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 303 of the Santander UK Group Holdings plc 2016 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.